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                     August 4, 2023

       Christopher Virostek
       Chief Financial Officer
       West Fraser Timber Co. Ltd.
       1500     885 West Georgia Street
       Vancouver , British Columbia
       Canada V6C 3E8

                                                        Re: West Fraser Timber
Co. Ltd.
                                                            Form 40-F for the
Year Ended December 31, 2022
                                                            File No. 1-39974

       Dear Christopher Virostek:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Manufacturing